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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 14D-1
                                   AMENDMENT NO. 1
                      TENDER OFFER STATEMENT PURSUANT TO SECTION
                   14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              UNIONAMERICA HOLDINGS PLC
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                               (Name of Subject Company)

                                  MMI COMPANIES, INC.
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                                       (Bidder)

                             American Depositary Shares,
                        each representing an ordinary share,
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                            nominal value $0.0448 per share
                            (Title of Class of Securities)

                                     909048100
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                         (CUSIP Number of Class of Securities)


                               Wayne A. Sinclair, Esq.
                                 MMI Companies, Inc.
          540 Lake Cook Road, Deerfield, Illinois 60015-5290 (847) 940-7550
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             (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of Bidder)

                                   with a copy to:

                                Jerald P. Esrick, Esq.
                           Wildman, Harrold, Allen & Dixon
                                225 West Wacker Drive
                                      Suite 3000
                               Chicago, Illinois  60606
                                    (312) 201-2508

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    MMI Companies, Inc., a Delaware corporation ("Bidder" or "MMI"), hereby amends and supplements (this "Amendment") its Schedule 14D-1 Tender Offer Statement (the "Statement"), filed with the Securities and Exchange Commission (the "Commission") on November 6, 1997, relating to the offer by MMI to acquire all outstanding American Depositary Shares, each representing an ordinary share, nominal value $0.0448 (a "Unionamerica ADS"), of Unionamerica Holdings plc, a corporation registered in England and Wales under the Companies Act 1985 of Great Britain, as amended, registered number 2822469 ("Unionamerica"), in exchange for 0.836 shares of common stock, par value $0.10 per share, of MMI (the "MMI Common Stock"), upon the terms and subject to the conditions set forth in the Offer to Exchange/Prospectus, dated November 5, 1997 (the "Prospectus"), and in the related Letter of Transmittal (which, as amended from time to time,
together constitute the "Offer").   The item numbers and responses thereto below
are in accordance with the requirements of Schedule 14D-1. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Statement or in the Prospectus.

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ITEM 10. ADDITIONAL INFORMATION.

    Item 10(f) of the Statement is hereby amended and supplemented by the following:

    On December 8, 1997, MMI issued a press release, a copy of which is attached hereto as Exhibit (a)(14) (the "Press Release"). The Offer expired at 12:00 midnight, New York City time, on December 5, 1997, and the Offer has not been extended. Subsequent to the issuance of the Press Release, MMI was informed by the Exchange Agent that a total of 8,466,365 Unionamerica ADSs have been tendered and not validly withdrawn pursuant to the Offer. MMI now intends to acquire compulsorily the remaining 43,792 outstanding Unionamerica ADSs on the same terms offered in the Offer in accordance with the Companies Act 1985 of Great Britain.


ITEM 11.      MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 of the Statement is hereby amended and supplemented by the following:

    (a)(14)   Press Release of MMI dated December 8, 1997
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    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:   December 8, 1997

                             MMI COMPANIES, INC.



                             By: /s/ B. Frederick Becker
                                 -------------------------------
                            Its:  Chairman of the Board and
                                   Chief Executive Officer
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                                    EXHIBIT INDEX

EXHIBIT     EXHIBIT NAME

(a)(14)    Press Release of MMI dated December 8, 1997